Ferrellgas Partners, L.P.

7500 College Boulevard, Suite 1000,

Overland Park, Kansas 66210

October 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Ferrellgas Partners, L.P.

Registration Statement on Form S-3

Filed October 1, 2015

File No. 333-207227

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-207227) filed by Ferrellgas Partners, L.P. on October 1, 2015, following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact John Goodgame of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (713) 220-8144.

Sincerely,

/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President, Chief Financial Officer and Treasurer of Ferrellgas, Inc.

cc:                                John Goodgame, Akin Gump Strauss Hauer & Feld LLP